Exhibit 17.1

December 1, 2004

The Board of Directors

Microbest, Inc.

Attn: Michael J. Troup, Chairman

5840 Corporate Way, Suite 200

West Palm Beach, FL 33407

Dear Mike:

As you know I have not been active in the management of the Microbest business since we closed the Corporate Office in Boca Raton in May 2003. Accordingly, I believe it is appropriate at this time to tender my resignation as an Officer and Director of the Company so I may devote full attention to my other business interests.

Please accept this letter as my formal resignation as an Officer and Director of the Company effective December 1, 2004.

Sincerely,

William J. Breslin